

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 23, 2017

<u>Via E-mail</u>
Mark M. Chloupek
Executive Vice President, Secretary and General Counsel
La Quinta Holdings Inc.
909 Hidden Ridge, Suite 600
Irving, Texas 75038

> **Re: CorePoint Lodging Inc.**
> **Form 10**
> **Filed July 26, 2017**
> **File No. 001-38168**

Dear Mr. Chloupek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

<u>Exhibit 99.1</u>

<u>The Spin-Off</u>

<u>Internal Reorganization, page 72</u>

2. We note your disclosure that La Quinta will undergo an internal reorganization pursuant to which all of the assets and liabilities associated with the Separated Real Estate Business will be retained by or transferred to you or your subsidiaries. Please revise your disclosure to describe this reorganization in more detail.

The Purging Distribution, page 75

3. It appears that your Purging Distribution will be related to accumulated earnings and profits attributable to the period between the spin-off and the date you become a REIT. Please clarify for us if you expect to have a distribution related to the accumulated earnings and profits attributable to any periods prior to your spin-off and how you made that determination.

Conditions to the Spin-Off, page 80

4. We note that one of the conditions to the spin-off is that the La Quinta Parent board of directors shall have obtained opinions from a nationally recognized valuation firm with respect to the capital adequacy and solvency of each of La Quinta and CorePoint Lodging after giving effect to the spin-off. Please revise your disclosure to briefly describe the nature of these opinions or tell us why you believe such disclosure is not material.

Unaudited Pro Forma Consolidated Financial Statements, page 90

5. We refer you to the La Quinta Holdings Inc. Item 7.01 Form 8-K filed on July 26, 2017. Per page 8 of Exhibit 99.1 in that filing, it appears that La Quinta Holdings Inc. has allocated some of the existing debt to New La Quinta. Per the pro forma consolidated financial statements in this Form 10, it does not appear that you have allocated any existing debt to discontinued operations. Please reconcile these two conflicting factors for us.

Note 3: Spin-Off Adjustments, pages 97 to 99

6. It does not appear that you have included a pro forma adjustment for the Purging Distribution. Please tell us how you determined it was unnecessary to include an adjustment for the Purging Distribution. To the extent you continue to believe such an adjustment is not necessary, please revise your disclosure on page 90 to clarify that the pro forma consolidated financial statement have not been adjusted for the Purging Distribution and disclose the expected amount of the Purging Distribution.

7. We note your columns for Adjustment for Discontinued Operations. Please revise your filing to disclose how you determined the amounts to allocate to discontinued operations. This comment applies to both your pro forma consolidated balance sheet and your pro forma consolidated statements of operations.

8. We note your adjustment (e). Please revise to disclose the terms of the new agreements, specifically the percentage of revenues to be paid.

9. We note your adjustment (f). To the extent the actual interest rates could vary from the interest rates assumed, please revise your filing to disclose the effect of a 1/8 percent variance in the interest rate.

10. We note your adjustment (i). Please revise to provide more detail regarding the nature of this adjustment and how you determined the amount of the adjustment. Alternatively, please tell us where you have disclosed this information elsewhere in your filing.

11. We note your adjustment (k). Please revise to provide more detail regarding the nature of this adjustment and how you determined the amount of the adjustment.

Our Principal Agreements, page 147

12. We note your references to the management and franchise agreements you will enter into with La Quinta. It appears these agreements may be material contracts under Item 601(b)(10) of Regulation S-K. Please include these agreements or a form thereof in your exhibits to the registration statement or tell us why these agreements are not material.

Management Agreements, page 148

13. We note that following the spin-off, the management agreements will require you to pay a management fee of 5.0% of gross hotel revenues or receipts. We also note that prior to the spin-off, per your disclosure on page 102, La Quinta's owned hotels were subject to a management fee of 2.5% of gross operating revenue. Please revise to explain the factors considered in determining the new management fee and to discuss any differences in the services to be provided in exchange for the management fee post-spin off when compared to the management of the owned hotels by La Quinta prior to the spin-off.

14. We note your disclosure on page 149 that "if we sell a hotel, either party may terminate the management agreement . . . ." Please revise this disclosure to discuss the restrictive covenants in your management agreements that will limit or restrict your ability to sell a hotel absent approval from La Quinta, per your risk factor disclosure on page 33.

Franchise Agreements, page 149

15. We note your disclosure that in addition to the royalty fee of 5.0% of gross room revenues, you will "pay certain marketing, reservation, and other customary fees." Please revise to quantify these marketing, reservation, and other customary fees.

Certain Provisions of Maryland Law and of our Charter and Bylaws, page 187

16. We note your disclosure that certain amendments to the provisions of your charter require the consent of Blackstone. To the extent this statement refers to provisions other than the consent requirement for the removal of a Blackstone Director, please expand your

disclosure to describe these provisions. Please also file your Stockholders Agreement with Blackstone as an exhibit to the registration statement or tell us why the agreement is not a material contract under Item 601(b)(10) of Regulation S-K.

Financial Statements for CorePoint Lodging Inc.

Note 3 – Commitments and Contingencies

Organization costs and registration expenses, page F-4

17. Please disclose the amount of organization costs and registration expenses that were advanced by La Quinta Holdings Inc. on your behalf through May 8, 2017.

Financial Statements for La Quinta Holdings Inc.

General

18. Please tell us how you determined it was unnecessary to provide Schedule III. Please refer to Rule 5-04 of Regulation S-X.

Note 2. Significant Accounting Policies and Recently Issued Accounting Standards

Revenue Recognition, page F-13

19. We note you record rebates of royalty fees as a reduction of revenue. Please clarify for us how you determine the amount to record as a reduction of revenue. In addition, please tell us the amount that you have recorded for rebates for all periods presented. Within your response, please reference the authoritative accounting literature relied upon.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Edgar Lewandowski, Esq.